Exhibit 12.1

PrivateBancorp, Inc.

Calculation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Including Interest on Deposits
Earnings:
Earnings before income taxes	$48,637		$37,498		$26,571		$14,277		$8,251
Fixed charges from below	80,032		39,568		30,354		31,241		37,637

Earnings	$128,669		$77,066		$56,925		$45,518		$45,888
Fixed charges:
Interest expense	$80,032		$39,568		$30,354		$31,241		$37,637
Interest portion of fixed rentals(1)	—		—		—		—		—

Total interest expense	$80,032		$39,568		$30,354		$31,241		$37,637

Ratio of Earnings to Fixed Charges	1.61	x	1.95	x	1.88	x	1.46	x	1.22	x

Excluding Interest on Deposits
Earnings:
Earnings before income taxes	$48,637		$37,498		$26,571		$14,277		$8,251
Fixed charges from below	17,383		8,598		6,442		7,264		8,058

Earnings	$66,020		$46,096		$33,013		$21,541		$16,309
Fixed charges:
Interest expense excluding interest on deposits	$17,383		$8,598		$6,442		$7,264		$8,058
Interest portion of fixed rentals(1)	—		—		—		—		—

Total Interest expense	$17,383		$8,598		$6,442		$7,264		$8,058

Ratio of Earnings to Fixed Charges	3.80	x	5.36	x	5.12	x	2.97	x	2.02	x

(1)	The Company is not a party to any capital leases; therefore, this item is not applicable. All leases are operating leases.